                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2003

Commission File No. 0-15950 (First Busey Corporation)
Commission File No. 33-30095 (First Busey Corporation Profit Sharing Plan and
            Trust)
Commission File No. 33-60402 (First Busey Corporation Employee Stock Ownership
            Plan and Trust)

A. Full Title of the plans and the address of the plans, if different from that of the issuer named before:

            FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

      FIRST BUSEY CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B. Name of the issuer of the securities held pursuant to the plans and the address of its principle executive officer:

                                    FIRST BUSEY CORPORATION
                                    201 WEST MAIN STREET
                                    URBANA, IL  61801

                             FIRST BUSEY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                                Urbana, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                                    CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........................    1

CONSENT OF INDEPENDENT ACCOUNTANTS..............................................    2

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS............................    3

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..................    4

     NOTES TO FINANCIAL STATEMENTS..............................................    5

SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...........   10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Profit Sharing Committee and Participants
First Busey Corporation Profit Sharing Plan and Trust
Urbana, Illinois

We have audited the accompanying statement of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust ("the Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              //Crowe Chizek and Company LLC//
                                              ----------------------------------
                                              Crowe Chizek and Company LLC

Oak Brook, Illinois
April 8, 2004

[McGLADREY & PULLEN LOGO]

Certified Public Accountants

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-30095) under the Securities Act of 1933 of First Busey Corporation of our report dated April 8, 2003 on our audit of the financial statements of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2002, and for the years ended December 31, 2002 and 2001, which is included in the Annual Report on Form 11-K for the year ended December 31, 2003.

                                                     /s/ McGladrey & Pullen, LLP

                                                     McGladrey & Pullen, LLP

Champaign, Illinois
June 24, 2004

McGladrey & Pullen, LLP is a member firm of RSM International - an affiliation of separate and independent legal entities.

                                                                              2.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002

                                                        2003             2002
                                                        ----             ----
ASSETS
Investments (Note 3)                                $31,683,937      $27,512,602

Receivables
     Accrued interest and dividends                      28,216           46,210
     Participants' contributions                         45,877            1,660
                                                    -----------      -----------
                                                         74,093           47,870
                                                    -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $31,758,030      $27,560,472
                                                    ===========      ===========

                 See accompanying notes to financial statements.

                                                                              3.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income

     Net appreciation in fair value of investments (Note 3)          $ 5,151,423
     Interest and dividends                                              624,784
                                                                     -----------
                                                                       5,776,207
Contributions:
     Employers                                                           880,000
     Participants                                                      1,142,234
     Participants' contribution rollovers                                 44,364
                                                                     -----------
                                                                       2,066,598
                                                                     -----------
         Total additions                                               7,842,805

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
     Benefits paid to participants                                     3,494,174
     Administrative expenses                                             151,073
                                                                     -----------
         Total deductions                                              3,645,247
                                                                     -----------

NET INCREASE                                                           4,197,558

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                                                27,560,472
                                                                     -----------

     End of year                                                     $31,758,030
                                                                     ===========

                 See accompanying notes to financial statements.

                                                                              4.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries ("the Employers") who have attained the minimum age of twenty-one, and have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.

The Employers' contributions to the Plan are determined annually by the Board of Directors. The Employers may make matching contributions to the Plan equal to a percentage of the first 6% of total compensation that a participant contributes to the Plan. The Employers may also make profit sharing contributions as determined by the Board of Directors each year. Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their voluntary contributions, the Employers' matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service.

A participant is 100% vested upon retirement, death, or disability regardless of years of service.

                                   (Continued)

                                                                              5.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 1 - PLAN DESCRIPTION  (Continued)

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate. Interest rates are fixed over the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may elect to receive the value of their vested interest in his or her account either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. Securities not listed on an exchange and securities for which no sale has been reported on that day are valued at the closing bid price or at fair value as determined by the custodian. Certificates of deposit and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2003, approximately 34% of the Plan's assets were invested in First Busey Corporation common stock.

                                   (Continued)

                                                                              6.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets at December 31:

                                                                            2003           2002
                                                                            ----           ----
INVESTMENTS AT FAIR MARKET VALUE
    Common and preferred stock:
         First Busey Corporation common stock                            $10,687,680   $ 8,144,216
    Shares of mutual funds:
         Northern Institutional Small Company Index A                      2,621,782     3,598,318
         Vanguard Index 500 Admiral Shares                                 3,628,809     2,821,389

INVESTMENTS AT ESTIMATED FAIR VALUE
    Short-term investments:
         Certificate of deposit, Busey Bank                                2,062,369     2,477,525

During the year ended December 31, 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value by $5,151,423 as follows:

Common stocks                                                                          $ 2,111,852
Preferred stock                                                                                  -
Shares of mutual funds                                                                   3,055,700
Corporate bonds, notes, and commercial paper                                               (15,848)
Taxable municipal bonds                                                                          -
U.S. Treasury and federal agency securities                                                   (281)
                                                                                       -----------
                                                                                       $ 5,151,423
                                                                                       ===========

                                   (Continued)

                                                                              7.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 4 - SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2003 and 2002 include certificates of deposit at Busey Bank, a subsidiary of First Busey Corporation, with an interest rate of 1.5% and 1.75%, respectively, and a three-month maturity. These deposits include approximately $2,000,000 and $2,400,000 that are in excess of federally insured limits at December 31, 2003 and 2002, respectively.

NOTE 5 - PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor's regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others.

The Plan paid fees to the following parties-in-interest for the year ended December 31, 2003:

                                                                    2003
                                                                    ----
First Busey Trust & Investment Co.       Trustee                $  104,853
Benefit Planning Consultants, Inc.       Recordkeeper               38,620
McGladrey & Pullen, LLP                  Auditor                     7,600

The Plan held the following investments with parties-in-interest at December 31:

                                                                                2003              2002
                                                                                ----              ----
First Busey Corporation               Certificate of deposit                $ 2,062,369       $ 2,477,525
First Busey Corporation               Common stock                           10,687,680         8,144,216
Participants                          Participant loans                         239,352           275,717

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.

                                   (Continued)

                                                                              8.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated August 30, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

                                                                              9.

                              SUPPLEMENTAL SCHEDULE

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

Name of Plan Sponsor:   First Busey Corporation Profit Sharing Plan and Trust
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002

                                                               (c)
                                                          Description of
                 (b)                                       Investment
            Identity of Issue,                         Including Maturity Date,                     (e)
             Borrower, Lessor,                       Rate of Interest, Collateral,      (d)        Current
(a)          or Similar Party                           Par or Maturity Value           Cost        Value
---          ----------------                           ---------------------           ----         -----
                                                             COMMON STOCK
      Abbott Laboratories                                    Common stock                 #       $      49,769
      Alcoa, Inc.                                            Common stock                 #              65,892
      American International Group                           Common stock                 #              77,084
      Analog Devices, Inc.                                   Common stock                 #              43,824
      Bank of America Corp.                                  Common stock                 #              43,110
      Bellsouth Corp.                                        Common stock                 #              15,282
      BP PLC Sponsored ADR                                   Common stock                 #              49,350
      Bristol Myers Squibb Co.                               Common stock                 #              19,448
      Burlington Resources                                   Common stock                 #              69,225
      Cardinal Health, Inc.                                  Common stock                 #              56,940
      Century Tel, Inc.                                      Common stock                 #              13,864
      Cisco Systems, Inc.                                    Common stock                 #              63,967
      Citigroup, Inc.                                        Common stock                 #              57,035
      Darden Restaurants                                     Common stock                 #              54,767
      Disney   Common stock                                                               #              44,234
      DuPont (E.I.) deNemours & Co.                          Common stock                 #              39,833
      Expiditors International of Wash.                      Common stock                 #              43,347
      Exxon Mobil Corp                                       Common stock                 #              58,794
      Federal National Mortgage Association                  Common stock                 #              50,440
  *   First Busey Corporation                                Common stock                 #          10,687,680
      First Data Corp.                                       Common stock                 #              65,539
      General Dynamics Corp.                                 Common stock                 #              51,974
      General Electric Co.                                   Common stock                 #              58,738
      Home Depot Inc.                                        Common stock                 #              40,743
      International Business Machines                        Common stock                 #              46,340
      Intuit, Inc                                            Common stock                 #              44,350
      Kohl's Corp.                                           Common stock                 #              57,703
      Kroger Co.                                             Common stock                 #              37,020

                                   (Continued)

                                                                             10.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

Name of Plan Sponsor:   First Busey Corporation Profit Sharing Plan and Trust
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002

                                                               (c)
                                                          Description of
                 (b)                                       Investment
            Identity of Issue,                         Including Maturity Date,                     (e)
             Borrower, Lessor,                       Rate of Interest, Collateral,      (d)        Current
(a)          or Similar Party                           Par or Maturity Value           Cost        Value
---          ----------------                           ---------------------           ----         -----
                                                            COMMON STOCK
     McDonald's Corp.                                       Common stock                  #       $     51,944
     Merck & Co., Inc.                                      Common stock                  #             31,370
     Microsoft Corporation                                  Common stock                  #             58,024
     Nike Inc. C1 'B'                                       Common stock                  #             42,377
     Noble Energy Inc.                                      Common stock                  #             57,759
     Pepsico                                                Common stock                  #             54,033
     Pfizer, Inc.                                           Common stock                  #             38,863
     Procter & Gamble                                       Common stock                  #             68,318
     Royal Dutch Petroleum
       1.25 Guilder Shares                                  Common stock                  #             50,294
     Sara Lee Corp                                          Common stock                  #             51,670
     State Street Corp.                                     Common stock                  #             57,600
     Teva Pharmaceutical Ind Ltd ADR                        Common stock                  #             56,710
     United Technologies Corp.                              Common stock                  #             69,372
     Wal-Mart Stores, Inc.                                  Common stock                  #             48,010
     Wells Fargo & Co New                                   Common stock                  #             62,718
     Westwood One, Inc.                                     Common stock                  #             34,210
     Wyeth Common stock                                                                   #             16,001
                                                                                                  ------------
                                                                                                    12,855,565

                                   (Continued)

                                                                             11.

Name of Plan Sponsor:   First Busey Corporation Profit Sharing Plan and Trust
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002

                                                               (c)
                                                          Description of
                 (b)                                       Investment
            Identity of Issue,                        Including Maturity Date,                       (e)
             Borrower, Lessor,                      Rate of Interest, Collateral,       (d)         Current
(a)          or Similar Party                           Par or Maturity Value           Cost         Value
---          ----------------                           ---------------------           ----         -----
                                                MUTUAL FUNDS

         ABN AMRO Asset
           Management                           ABN AMRO/Montag & Caldwell
                                                  Growth Fund (N)                         #       $    818,751
         American Century                       American Century International
                                                  Growth Investors Fund                   #            830,729
         Dodge & Cox                            Dodge & Cox Stock Fund                    #            834,299
         Fidelity Investments                   Fidelity Advisor Equity Growth
                                                  (Class I)                               #            829,536
         Fidelity Investments                   Fidelity Advisor Small Cap
                                                  (Class I)                               #             91,275
         Franklin Templeton
           Investments                          Mutual Shares Fund (Class Z)              #            852,090
         JPMorgan Fleming Asset
           Management                           JPMorgan Fleming Emerging
                                                  Markets Equity Select Fund              #             81,849
         Northern Trust                         Northern Institutional

                                                  Intermediate Bond Fund (A)              #            617,183
         Northern Trust                         Northern Institutional Small
                                                  Company Index (A)                       #          2,621,782
         Pacific Investment
           Management Company                   PIMCO GNMA Institutional Fund             #            199,275
         Rainier Investment
           Management                           Rainier Core Equity Portfolio             #            830,516
         Scudder Kemper Investments             Scudder International Fund
                                                  (Class S)                               #            803,693
         T. Rowe Price                          T. Rowe Price Mid Cap Growth              #            849,855
         Vanguard                               Vanguard Index 500 Admiral Shares         #          3,628,809
         Vanguard                               Vanguard Inflation Protected Secs         #            621,017
                                                                                                  ------------
                                                                                                    14,510,659

                                   (Continued)
                                                                             12.

Name of Plan Sponsor:   First Busey Corporation Profit Sharing Plan and Trust
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002

                                                               (c)
                                                          Description of
                 (b)                                       Investment
            Identity of Issue,                        Including Maturity Date,                       (e)
             Borrower, Lessor,                      Rate of Interest, Collateral,       (d)         Current
(a)          or Similar Party                           Par or Maturity Value           Cost         Value
---          ----------------                           ---------------------           ----         -----
                                                   CORPORATE BONDS, NOTES,
                                                     AND COMMERCIAL PAPER
         Abbey National PLC Medium Term            $50,000, 6.69%, due 10/17/05           #       $     54,075
         Abbott Labs                               $30,000, 5.125%, due 7/1/04            #             30,559
         AIG SunAmerica Global Finance             $50,000, 5.85%, due 8/1/08             #             54,483
         Bank One Corp. Notes                      $50,000, 6.875%, due 8/1/06            #             55,292
         Chemical Bank                             $50,000, 6.625%, due 8/15/05           #             53,416
         Federal Home Loan Banks                   $50,000, 3.25%, due 8/15/05            #             51,234
         Ford Motor Credit Corp.                   $50,000, 6.125%, due 1/9/06            #             51,958
         Goldman Sachs Group Inc.                  $50,000, 7.625%, due 8/17/05           #             54,648
         Household Finance Corp.                   $50,000, 5.875%, due 9/25/04           #             51,627
         Loews Corp.                               $150,000, 6.750%, due 12/15/06         #            162,314
         Merrill Lynch & Co. Inc.                  $100,000, 6.55%, due 8/1/04            #            102,979
         Merrill Lynch & Co. Inc.                  $50,000, 6%, due 11/15/04              #             51,946
         Merrill Lynch & Co. Inc.                  $50,000, 6%, due 7/15/05               #             53,502
         Morgan Stanley Dean Witter                $50,000, 6.875%, due 3/1/07            #             56,264
         NationsBank Corp.                         $50,000, 6.125%, due 7/15/04           #             51,254
         NationsBank Corp.                         $75,000, 6.375%, due 2/15/08           #             83,097
                                                                                                  ------------
                                                                                                     1,018,648
                                                   SHORT-TERM INVESTMENTS
 *       Busey Bank                                Certificate of deposit, 1.5%,
                                                     due March 31, 2004                   #          2,062,369
         Northern Trust                            Northern Institutional
                                                     Governmental Portfolio               #            997,344
                                                                                                  ------------
                                                                                                     3,059,713
                                                   NOTES RECEIVABLE PARTICIPANTS
 *       Participant loans                         Interest rates ranging from
                                                     4.25% to 9.5%                                     239,352
                                                                                                  ------------
                                                                                                  $ 31,683,937
                                                                                                  ============

* Represents party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

                                                                             13.

                             FIRST BUSEY CORPORATION
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                                                                             14.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                                Urbana, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                                    CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........................  16

CONSENT OF INDEPENDENT ACCOUNTANTS..............................................  17

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS............................  18

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..................  19

     NOTES TO FINANCIAL STATEMENTS..............................................  20

SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...........  27

     SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS................  28

                                                                             15.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants
First Busey Corporation Employees' Stock Ownership Plan
Urbana, Illinois

We have audited the accompanying statement of net assets available for benefits of the First Busey Corporation Employees' Stock Ownership Plan ("the Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             //Crowe Chizek and Company LLC//
                                             -----------------------------------
                                             Crowe Chizek and Company LLC

Oak Brook, Illinois
April 6, 2004

                                                                             16.

[McGLADREY & PULLEN LOGO]

Certified Public Accountants

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-60402) under the Securities Act of 1933 of First Busey Corporation of our report dated April 8, 2003 on our audit of the financial statements of First Busey Corporation Employee Stock Ownership Plan as of December 31, 2002, and for the years ended December 31, 2002 and 2001, which is included in the Annual Report on Form 11-K for the year ended December 31, 2003.

                                                    /s/ McGladrey & Pullen, LLP

                                                    McGladrey & Pullen, LLP

Champaign, Illinois
June 24, 2004

McGladrey & Pullen, LLP is a member firm of RSM International - an affiliation of separate and independent legal entities.

                                                                             17.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002

                                                               2003                                      2002
                                                               ----                                      ----
                                               Allocated    Unallocated      Total       Allocated    Unallocated     Total
                                               ---------    -----------      -----       ---------    -----------     -----
ASSETS
     Investment in First Busey Corporation
       common stock, at fair value (Note 5)   $20,839,194   $ 3,132,000   $23,971,194   $17,940,772   $ 1,798,680   $19,739,452
     Money market fund                              2,826             -         2,826             -             -             -
                                              -----------   -----------   -----------   -----------   -----------   -----------
         Total investments                     20,842,020     3,132,000    23,974,020    17,940,772     1,798,680    19,739,452

RECEIVABLES
     Accrued interest receivable                       27             -            27            24             -            24
     Employer contributions receivable                  -             -             -            27             -            27
                                              -----------   -----------   -----------   -----------   -----------   -----------
                                                       27             -            27            51             -            51
                                              -----------   -----------   -----------   -----------   -----------   -----------
         Total assets                          20,842,047     3,132,000    23,974,047    17,940,823     1,798,680    19,739,503

LIABILITIES
     Notes payable (Note 6)                             -     2,853,500     2,853,500             -     1,759,000     1,759,000
                                              -----------   -----------   -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS             $20,842,047   $   278,500   $21,120,547   $17,940,823   $    39,680   $17,980,503
                                              ===========   ===========   ===========   ===========   ===========   ===========

                 See accompanying notes to financial statements.

                                                                             18.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003

                                                            Allocated      Unallocated        Total
                                                            ---------      -----------        -----
Investment income:
     Net unrealized appreciation in market
       value of investments                                $ 3,022,441     $   301,271     $ 3,323,712
     Interest                                                      174               -             174
     Dividends                                                 522,945          53,040         575,985
Employer contributions                                          57,998         262,000         319,998
Allocation of 12,000 shares of First Busey Corporation
  common stock, at market value                                324,000               -         324,000
                                                           -----------     -----------     -----------
                                                             3,927,558         616,311       4,543,869

Interest expense                                                     -          53,491          53,491
Administrative expenses                                         54,307               -          54,307
Distributions to participants:
     Cash                                                          949               -             949
     Stock (18,182 shares)                                     448,471               -         448,471
Dividend distributions to participants                         522,607               -         522,607
Allocation of 12,000 shares of First Busey Corporation
  common stock, at market value                                      -         324,000         324,000
                                                           -----------     -----------     -----------
                                                             1,026,334         377,491       1,403,825

         Net increase                                        2,901,224         238,820       3,140,044

Net assets available for benefits:
     Beginning of year                                      17,940,823          39,680      17,980,503
                                                           -----------     -----------     -----------
     End of year                                           $20,842,047     $   278,500     $21,120,547
                                                           ===========     ===========     ===========

                 See accompanying notes to financial statements.

                                                                             19.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION

The following brief description of the First Busey Corporation Employees' Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for complete information.

General: First Busey Corporation (the Corporation) established the Plan effective as of January 1, 1984. The Plan operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the
Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Corporation. First Busey Trust & Investment Co., a subsidiary of the Corporation, is the Plan's Trustee.

The Plan purchased Corporation common shares using the proceeds of bank borrowings (see Note 6) guaranteed by the Corporation, and holds the stock in a trust established under the Plan. The borrowings are to be repaid over a five to ten year period by fully deductible Corporation contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The bank borrowings are collateralized by the unallocated shares of stock and are guaranteed by the Corporation. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated).

Eligibility: Employees of the Corporation and its participating subsidiaries are generally eligible to participate in the Plan after attaining the minimum age of twenty-one and after one year of service providing they worked at least 1,000 hours during such Plan year. Participants who do not have at least 1,000 hours of service during such Plan year or are not employed on the last working day of a Plan year are generally not eligible for an allocation of Corporation contributions for such year.

Payment of Benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Corporation and its participating subsidiaries. Distributions are made in the form of Corporation common stock plus cash for any fractional share.

                                   (Continued)

                                                                             20.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)

Voting Rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the Trustee does not timely receive voting directions from a Participant, the Trustee votes in the same proportions as the participants voted the allocated shares. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interests of Plan participants and beneficiaries.

Termination: The Corporation reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan, and the Code. Upon termination of the Plan, the Corporation shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. In the event of plan termination, participants would become 100 percent vested in their accounts.

PARTICIPANTS' ACCOUNTS: THE PLAN IS A DEFINED CONTRIBUTION PLAN UNDER WHICH A SEPARATE INDIVIDUAL ACCOUNT IS ESTABLISHED FOR EACH PARTICIPANT. EACH PARTICIPANT'S ACCOUNT IS CREDITED AS OF THE LAST DAY OF THE PLAN YEAR WITH AN ALLOCATION OF SHARES OF THE CORPORATION'S COMMON STOCK RELEASED BY THE TRUSTEE FROM THE UNALLOCATED ACCOUNT AND FORFEITURES OF TERMINATED PARTICIPANTS' NONVESTED ACCOUNTS. ONLY THOSE PARTICIPANTS WHO ARE ELIGIBLE EMPLOYEES OF THE CORPORATION AS OF THE LAST DAY OF THE PLAN YEAR WILL RECEIVE AN ALLOCATION. ALLOCATIONS OF COMMON STOCK ARE BASED ON THE ELIGIBLE COMPENSATION OF EACH PARTICIPANT RELATIVE TO TOTAL ELIGIBLE COMPENSATION.

Vesting: Vesting in the participants' accounts is based on years of service with the Corporation and its subsidiaries. A participant is 100 percent vested after seven years of credited service.

Diversification: Diversification is offered to participants close to retirement age so that they may have the opportunity to move part of the value of their investment in Corporation stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify may receive distributions in the form of Corporation common stock plus cash for any fractional share, receive a cash distribution or contribute cash from the sale of Corporation common stock to another qualified defined contribution plan.

                                   (Continued)

                                                                             21.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)

Dividends: Dividends on common stock allocated to participants' accounts are distributed directly to the participant so that the dividends result in income tax deductions for the Corporation.

Dividends on common stock not allocated to participants' accounts are used by the Plan to pay interest and administrative expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term to the estimates of investment valuation.

Investment Valuation and Income Recognition: The common stock of the Corporation is valued at fair value on December 31, 2003 and 2002. The Corporation's common stock is traded on the NASDAQ Exchange. Fair value of the common stock is determined by quoted market prices.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the specific identification cost method.

Risks and Uncertainties: The Plan invests in common stock of the Corporation. These securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                                   (Continued)

                                                                             22.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 3 - CONTRIBUTIONS

The Corporation is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, are equal to the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loans.

The Corporation may also make discretionary contributions in cash to the Plan. The Corporation made a discretionary contribution of $57,998 for the Plan year ended December 31, 2003. Participant contributions to the Plan are not permitted under the terms of the Plan.

NOTE 4 - ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of First Busey Corporation common stock, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which are reimbursed to the Trustee through contributions as determined by the Corporation.

Certain administrative functions are performed by officers or employees of the Corporation or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Plan.

NOTE 5 - INVESTMENTS

The Plan's investments consist solely of First Busey Corporation common stock as follows:

                                2003                            2002
                                ----                            ----
                      Allocated      Unallocated      Allocated      Unallocated
                      ---------      -----------      ---------      -----------
Number of shares         771,822         116,000         778,004          78,000
                     ===========     ===========     ===========     ===========
Cost                 $ 4,221,693     $ 2,381,900     $ 4,240,122     $   425,100
                     ===========     ===========     ===========     ===========
Fair value           $20,839,194     $ 3,132,000     $17,940,772     $ 1,798,680
                     ===========     ===========     ===========     ===========

                                   (Continued)

                                                                             23.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 6 - NOTES PAYABLE

Notes payable consist of:

                                                                                 2003           2002
                                                                                 ----           ----
Bank One, principal payment of $25,000 due annually on December 15, final
payment due December 15, 2006.                                                $   75,000     $  100,000

Bank One,  principal  payment of $237,000 due  annually on  December 15,
final payment due December 15, 2009.                                           1,422,000      1,659,000

Bank One,  principal  payment of $135,650  due  annually on December 31,
beginning in 2004, final payment due December 15, 2013.                        1,356,500              -
                                                                              ----------     ----------
                                                                              $2,853,500     $1,759,000
                                                                              ==========     ==========

Shares of First Busey Corporation common stock secured as collateral.            116,000         78,000
                                                                              ==========     ==========

As of December 31, 2003, the interest rates on the above notes payable are at one year LIBOR plus 1.40%. The effective rate was 2.85% at December 31, 2003 and 3.6875% at December 31, 2002. Interest on the above notes is paid quarterly.

As of December 31, 2003, the scheduled maturities of the notes payable are as follows:

2004                                     $  397,650
2005                                        397,650
2006                                        397,650
2007                                        372,650
2008                                        372,650
Thereafter                                  915,250
                                         ----------
                                         $2,853,500
                                         ==========

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated May 15, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                   (Continued)

                                                                             24.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 8 - PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor's regulations as any fiduciary of the plan, any party rendering service to the plan, the Corporation and certain others. The Plan holds Corporation stock as assets, which qualifies as a party-in-interest investment.

The Plan paid fees to the following parties-in-interest for the years ended December 31, 2003:

First Busey Trust & Investment Co.                 Trustee                                $  30,000
Benefit Planning Consultants, Inc.                 Recordkeeper                              16,601
McGladrey & Pullen, LLP                            Auditor                                    7,000

                                                                             25.

                             SUPPLEMENTAL SCHEDULES

                                                                             26.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

Name of Plan Sponsor:                     First Busey Corporation Employees' Stock Ownership Plan
Employer Identification Number:           37-1078406
Three-Digit Plan Number:                  001

                                                      (c)
                                                 Description of
                                              Investment Including
                                                 Maturity Date,
                          (b)                    Rate of Interest,                          (e)
              Identity of Issue, Borrower,      Collateral, Par or           (d)            Fair
(a)                 or Similar Party             Maturity Value              Cost           Value
---                 ----------------             --------------              ----           -----
*              First Busey Corporation            Common Stock            $ 6,603,593    $ 23,971,194

* - Represents a party-in-interest investment

                                                                             27.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
           SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                December 31, 2003

Name of Plan Sponsor:                     First Busey Corporation Employees' Stock Ownership Plan
Employer Identification Number:           37-1078406
Three-Digit Plan Number:                  001


                                                                                  (f)                        (h)
        (a)                                                                     Expense                 Current Value
    Identity of                               (c)           (d)        (e)     Incurred          (g)      of Asset on      (i)
       Party                (b)             Purchase      Selling     Lease      With           Cost      Transaction   Net Gain
     Involved        Description of Asset    Price         Price     Rental   Transaction     of Asset       Date        (Loss)
     --------        --------------------    -----         -----     ------   -----------     --------       ----        ------
First Busey
  Corporation
  (1 transaction)       Common Stock       $ 1,356,500  $         -  $    -  $          -  $ 1,356,500  $   1,356,500   $        -

First Busey
  Corporation
  (55 transactions)     Common Stock       $         -  $   448,471  $    -  $          -  $    46,544  $     448,471   $  401,927

                                                                             28.

                                   SIGNATURES

      The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           /s/ Jama R. Grotelueschen
                                        --------------------------------------
                                        First Busey Corporation Profit Sharing
                                                   Plan and Trust

      The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           /s/ Jama R. Grotelueschen
                                        --------------------------------------
                                        First Busey Corporation Employee Stock
                                                   Ownership Plan

                                                                             29.

Exhibits

23.1 Consent of Independent Public Accountants - First Busey Profit Sharing Plan and Trust

23.2 Consent of Independent Public Accountants - First Busey Employee Stock Ownership Plan

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes -Oxley Act of 2002 from the Plan Administrator

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes - Oxley Act of 2002 from the Plan Administrator

                                                                             30.